EXHIBIT LIST

Exhibit A   Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: October 29, 2025

TOPLINE CAPITAL MANAGEMENT, LLC

By: */s/ Collin McBirney*
     Collin McBirney
     Managing Member

TOPLINE CAPITAL PARTNERS, LP
By: Topline Capital Management, LLC,
     its general partner

By: */s/ Collin McBirney*
     Collin McBirney
     Managing Member

COLLIN MCBIRNEY

/s/ Collin McBirney